OMV Aktiengesellschaft

OMV Investor News

Results for Q4 and January–December 2005

06011936

March 14, 2006
7.00am (UK time) = 8.00am (CET)

82-3209

SUPPL

Record financial performance and successful integration of Petrom

- Implementation of growth strategy produces record financial performance in 2005
- Clean EBIT at EUR 2,305 mn up by 129%; clean net income after minorities almost doubled to EUR 1,391 mn
- Strong contribution from Petrom: clean EBIT EUR 805 mn; restructuring on track
- Strong cash flow leads to a net cash position at the end of December
- Group tax rate 25% following reduced corporate tax rates in Austria and Romania
- Clean EPS after minorities EUR 4.66 up by 77%; reported EPS 65% higher at EUR 4.21
- Record dividend of EUR 0.90 will be proposed at Shareholders' Meeting
- Through acquisition of 34% in Turkish Petrol Ofisi OMV gained access to one of Europe's largest and fastest growing markets
- Outlook: We will strive to achieve this year a similar result to 2005's record level, despite an environment expected on balance to be somewhat more challenging.

Q4/05	Q4/04	Δ%	in EUR mn	2005	2004	Δ%
332	330	1	EBIT	1,958	975	101
537	429	25	Clean EBIT	2,305	1,008	129
262	272	(4)	Net income	1,496	690	117
237	271	(13)	Net income after minorities	1,256	689	82
335	336	(1)	Clean net income after minorities	1,391	711	96
0.79	1.00	(21)	EPS in EUR	4.21	2.55	65
1.12	1.24	(10)	Clean EPS in EUR	4.66	2.64	77
302	141	114	Cash flow from operations	2,108	1,039	103
1.01	0.52	94	CFPS in EUR	7.06	3.86	83
-	-	-	Dividend per share in EUR [1]	0.90	0.44	105

[1] proposal to the Annual General Meeting for 2005

3/28

Move & More. OMV

Wolfgang Ruttenstorfer, CEO of OMV

"2005 was a successful year for OMV. Three years ahead of schedule, we have achieved our 2008 target of doubling the size of the Company. The successful implementation of our growth strategy together with a favorable market environment has produced another record financial performance. The Group reported a clean EBIT of about EUR 2.3 bn, which is more than twice last year's figure, and a clean net income after minorities of EUR 1.4 bn. In its first year Petrom made a substantial contribution of EUR 805 mn to the Group's clean EBIT. The first results from the restructuring program initiated are already visible, and some quick wins were realized. However, the process of modernization will continue at Petrom for some years to come.

Last year we focused on streamlining the existing asset base. In the next few years we will continue to grow profitably and aim to be the most successful company in capitalizing on the European "growth belt" in oil and gas, while securing future supplies through a strong upstream position. Through our acquisition of a 34% stake in Turkish Petrol Ofisi we have gained access to one of the largest and fastest growing markets in Europe. We plan annual average investments of EUR 1.7 bn over the next few years in order to maintain growth momentum and modernize Petrom's operations; around EUR 600 mn per year will be earmarked for Petrom. All investment decisions are made on a value based approach, which is essential if we are to meet our long-term mid-cycle target of a ROACE of 13% in 2010. In line with the development of Group earnings we will propose to the next Shareholder's Meeting a dividend of EUR 0.90 per share, which is double last year's. Despite an environment expected, on balance, to be somewhat more challenging than last year, our target for 2006 is to repeat the excellent performance of 2005."

Financial Highlights

Fourth Quarter 2005 (Q4/05)

A weakening market environment led to softening results in Q4/05 compared to Q3/05. In Exploration and Production (E&P) the impact of weaker realized crude prices was more than compensated by higher gas prices and higher production volumes. In Refining and Marketing (R&M) clean EBIT was down sharply reflecting lower refining margins, a light/heavy spread being below Q3 levels, negative inventory effects in Germany and lower sales volumes in the Marketing business. In Petrom earnings reflected lower realized oil prices and crude sales volumes as crude production volumes were not realized but put on stock at production costs, due to the turnaround in the Petrobrazi refinery. Hence the utilization rate was lower as well as sales volumes in the downstream business.

The Group's **EBIT** in Q4/05 of EUR 332 mn was due to the high level of special charges almost unchanged compared to Q4/04 and **net income after minorities** of EUR 237 mn was 13% below last year's level. **Clean EBIT** rose by 25% to EUR 537 mn after excluding special personnel related costs – in particular a further restructuring provision of EUR 98 mn at Petrom – and unscheduled depreciation. **Clean net income after minorities** was EUR 335 mn. **Clean EPS** after minorities were EUR 1.12, 10% lower than last year.

January–December 2005

Helped by a strong market environment and the substantial contribution from Petrom, the Group's **EBIT** doubled to EUR 1,958 mn and **net income after minorities** of EUR 1,256 mn increased by 82% compared to 2004. The Group's **clean EBIT** was EUR 2,305 mn and increased by 129% compared to last year, after excluding special personnel related costs and provisions booked for Petrom's restructuring program and unscheduled write offs. The E&P business benefited from significantly higher oil and gas prices, which more than compensated slightly lower production volumes resulting from disposals of production fields. The improved R&M EBIT reflects higher bulk refining margins, higher Marketing contributions and an improved petrochemicals result. Petrom showed a very strong performance in its first year of consolidation, underpinned by high product prices realized in the Romanian market. **Clean net income after minorities** showed an increase of 96% to EUR 1,391 mn, helped by a strong contribution from equity investments. **Clean EPS** after minorities was EUR 4.66, 77% higher than last year.

Key Figures

Q4/05	Q4/04	Δ%	in EUR mn	2005	2004	Δ%
4,561	2,848	60	Sales [1]	15,580	9,829	59
332	330	1	EBIT	1,958	975	101
537	429	25	Clean EBIT [2]	2,305	1,008	129
357	372	(4)	Income from ordinary activities	1,948	1,015	92
262	272	(4)	Net income	1,496	690	117
237	271	(13)	Net income after minorities	1,256	689	82
335	336	(1)	Clean net income after minorities [2]	1,391	711	96
0.79	1.00	(21)	EPS in EUR	4.21	2.55	65
1.12	1.24	(10)	Clean EPS in EUR [2]	4.66	2.64	77
302	141	114	Cash flow from operating activities	2,108	1,039	103
1.01	0.52	94	CFPS in EUR	7.06	3.86	83
–	–	–	Dividend per share in EUR	0.90[3]	0.44	105
–	–	–	ROfA (%)[4]	28.8	23.9	20
–	–	–	ROACE (%)[4]	19.9	15.4	29
–	–	–	ROE (%)[4]	22.2	19.4	15

[1] Sales excluding petroleum excise tax [2] Adjusted for special, non-recurring items; figures 2005 exclude result from discontinued operations [3] Proposed [4] Calculation based on figures excluding Petrom

Economic Environment: Oil Prices and Exchange Rates

Q4/05	Q4/04	Δ%		2005	2004	Δ%
56.90	44.00	29	Average Brent price in USD/bbl	54.38	38.22	42
54.07	38.82	39	Average Urals price in USD/bbl	50.87	34.50	47
1.186	1.282	(8)	Average EUR/USD FX rate	1.244	1.242	0
3.638	3.984	(9)	Average EUR/RON FX rate	3.621	4.051	(11)
3.061	3.070	0	Average USD/RON FX rate	2.911	3.261	(11)

World crude demand in 2005 increased by 1.1 mn bbl/d or 1.3% to 83.3 mn bbl/d. This increase was mainly due to high demand from non OECD countries, whereas only 0.2 mn bbl/d of the increase came from OECD countries accounting for more than 60% of global demand. On the supply side, **world crude production** increased by 1.1 mn to 84.1 mn bbl/d, indicating an inventory build up for the third consecutive year. OPEC countries raised their production of crude and NGL to 33.9 mn bbl/d or 40% market share, thereby compensating for lower Gulf of Mexico production, which was down by 1 mn bbl/d due to hurricanes.

Crude prices continued to rise during 2005 and oil prices hit new records several times. Brent peaked on August 12 at USD 67.33/bbl – an increase of about USD 30/bbl from the start of the year. The average price for Brent increased by 42%. The price as of December 31, 2005 was USD 58.21/bbl. Rotterdam petroleum **product prices** surged, and average prices for the period were 34–57% up year on year.

The average **US dollar (USD)** euro exchange rate was unchanged in 2005. The **Romanian Lei (RON)** strengthened by 11% against the EUR, the rate as of December 31 was 3.680 for EUR 1.



160%
140%
120%
100%
80%
60%
Q4/04
Q1/05
Q2/05
Q3/05
Q4/05
Brent
EUR/USD
EUR/RON

Business segments: Exploration and Production (E&P)

Q4/05	Q4/04	Δ%	in EUR mn	2005	2004	Δ%
433.01	286.04	51	Segment sales	1,369.71	982.79	39
237.69	106.55	123	EBIT	802.36	468.80	71
(14.60)	(47.28)	(69)	Special items [1]	(24.59)	21.25	n.a.
252.29	153.82	64	Clean EBIT [1]	826.96	447.55	85

[1] Charges are added to and income is deducted from EBIT

Q4/05	Q4/04	Δ%	Key performance indicators	2005	2004	Δ%
11.2	11.4	(2)	Total hydrocarbon production in mn boe	44.3	45.9	(3)
122,000	124,000	(2)	Total hydrocarbon production in boe/d	121,000	125,000	(3)
6.8	6.6	2	Crude oil and NGL production in mn bbl	26.9	27.7	(3)
26.5	28.7	(8)	Natural gas production in bcf	104.0	109.3	(5)
56.90	44.00	29	Average Brent price in USD/bbl	54.38	38.22	42
53.96	36.69	47	Average realized crude price in USD/bbl	50.31	33.77	49
31.54	25.10	26	Exploration expenditure in EUR mn	103.90	95.71	9
31.66	13.87	128	Exploration expenses in EUR mn	88.03	68.01	29
5.26	6.04	(13)	OPEX in USD/boe	5.75	5.61	2

Fourth Quarter 2005 (Q4/05)

The 2004 sales and EBIT figures have been prepared according to IFRS thereby resulting in an EBIT of EUR 106.55 mn compared with the previously reported EUR 73.02 mn according to Austrian GAAP.

Segment sales increased by 51%, mainly due to higher prices. The Company's average **realized crude price** showed an increase of 47%, thus the differential between Brent and the realized crude price was USD 2.94/bbl. The Group's average realized gas price increased by 39%, reflecting a strong price environment both domestically and internationally.

EBIT more than doubled compared to Q4/04, mainly due to increased prices. As hedging activities are marked to market in line with IFRS a hedging income of EUR 1.03 mn was recorded in Q4/05 (Q4/04: EUR (17.43) mn). The USD further strengthened in the course of the quarter thereby reaching a EUR/USD exchange rate 8% below the high level of Q4/04.

Clean EBIT in Q4/05 excludes extraordinary write *offs in Tunisia, and exceeds Q4/04 by 64%.*

Compared to Q3/05 EBIT increased by 15% (Q3/05: EUR 207.47 mn). The negative impact of 7% lower realized crude price was more than compensated by a 30% higher realized gas price, higher production and sales volumes and lower production costs after the maintenance stop in Q3/05 in Austria as well as a positive contribution from hedging.

Production costs *excluding royalties (OPEX) in* USD/boe decreased by 13% mainly driven by favorable production costs in Austria, despite higher OPEX in the UK, Australia and Venezuela as a consequence of lower volumes. Due to the stronger USD, OPEX in EUR terms decreased by 5% compared to last year's level.

Exploration expenditure remained at the high level of Q3/05 and exceeded Q4/04 by 25%, due to an overall increase in activities, especially in Yemen, Austria, Libya and Iran.

Total production of oil, NGL (natural gas liquids) and gas decreased slightly by 2%. **Oil and NGL production** topped last year's level by 2%. **Gas production** recovered to 26.49 bcf or 0.71 bcm compared to lower Q3/05 volumes caused by a maintenance stop in the Austrian gas treatment plant. Compared to Q4/04 it decreased by 8% due to the sale of the Australian gas assets in Q2/05.

On October 3, OMV announced its 5th, on November 7 its 6th and on February 16, 2006 its 7th oil discovery in Block NC 186 in the southern Sahara in Libya. Two out of the seven discovered fields have a current production rate of 48,000 bbl/d. Fast track development is planned for the other five discovered fields. The seven discoveries made to date are estimated to add up to more than 500 mn bbl of total oil reserves (100%).

On November 11, OMV announced an oil discovery in Block S2 (Al Uqlah) in Yemen. The OMV operated well tested at a stable flow rate of 1,800

bbl/day. The commercial potential of the discovery is being evaluated. On January 9, 2006 OMV declared commerciality in its operated Block S2 (Al Uqlah). The phased development plan could result in first oil production as early as Q3/06 with a total production of 11,000 bbl/d. The field is expected to reach its full production rate of about 32,000 bbl/d by 2009/2010. Proven reserves amount to 50 mn barrels, and the field's production life will be about 20 years.

On December 2, the Maari joint venture in New Zealand in which OMV holds a 69% interest received Government development approval for the Maari oil field. OMV, as the operator, together with its partners expect oil production to commence in the first half year 2008, with a daily plateau production rate of 35,000 bbl.

On December 21, a significant gas discovery in Strasshof in the Vienna Basin in Austria was announced. The potential gas reserves of 1.5 bcm, equating to approximately one fifth of annual Austrian natural gas consumption, has been discovered at a depth of approximately 3,400 m using state-of-the-art 3D seismic and deep drilling technology. Production is expected to begin in 2007. It is assumed that the daily production will be approximately 600,000 m^3 (3,700 boe/d) and the life of the field is thought to be between 10-15 years.

On February 3, 2006 OMV announced its plan to further strengthen its position in New Zealand with two new offshore Petroleum Exploration Permits. The permits have been granted to OMV New Zealand Ltd in a 50/50 Joint Venture with the Australian energy company. Seismic activities are expected to start 2006/2007.

On March 8, 2006 OMV closed the Sale of its 7.5% interests in block 12 and 13 in Qatar. The respective sales agreement was signed on August 22, 2005 with Marubeni Corporation of Japan. OMV's share of production was about 1,100 bbl/d. The Partners have agreed not to disclose the sales price.

January–December 2005

The 2004 sales and EBIT figures have been restated according to IFRS thereby resulting in an EBIT of EUR 468.80 mn compared with the previously reported EUR 459.38 mn according to Austrian GAAP for the full year.

Segment sales increased by 39% mainly resulting from higher oil and gas prices. The high average **realized crude price** leveled off slightly after the peak in August but still exceeded last year's level by 49%. The differential between Brent and the realized crude price was USD 4.07/bbl. The Group's average realized gas price increased by 25%, due to higher domestic and international gas prices.

Due to the elevated oil and gas prices during 2005 **EBIT** exceeded the high level of 2004 which included the special earnings from the disposal of the Sudan assets in Q2/04. In 2005, special expenses mainly relate to extraordinary write offs in Tunisia and to personnel restructuring. This led to **clean EBIT** being 85% ahead of last year's level.

The USD recovered during 2005, thus the USD/EUR exchange rate was on average at the same level as in 2004. **Hedging expenses** were EUR 17.47 mn. OPEX rose marginally by 2%, mainly as a consequence of slightly lower production volumes. **Exploration expenditures** were 9% above last year's level, mainly due to increased exploration activities.

Total production of oil, NGL and gas declined by 4%. Despite higher volumes in Libya and the UK, **oil and NGL production** was 3% below last year's level, mainly due to the sale of the Cabimas oil field 2004. **Gas production** decreased slightly to 104.02 bcf or 2.79 bcm, primarily due to the sale of the Australian gas assets and a planned maintenance stop in Austria.

Total proved oil and gas reserves as of December 31, 2005 amounted to 1,365 mn boe (thereof 991 mn boe Petrom reserves). The reserve replacement rate (RRR) on a three years' average was 123%, and including Petrom the three years' average was 587%.

Refining and Marketing (R&M)

Q4/05	Q4/04	Δ%	in EUR mn	2005	2004	Δ%
3,553.37	2,477.35	43	Segment sales	11,958.10	8,384.52	43
64.53	225.04	(71)	EBIT	619.73	480.82	29
27.20	22.87	19	thereof petrochemicals	108.04	93.69	15
(58.45)	(20.93)	179	Special items [1]	(69.36)	(30.93)	124
122.98	245.97	(50)	Clean EBIT [1]	689.08	511.75	35

[1] Charges are added to and income is deducted from EBIT

Q4/05	Q4/04	Δ%	Key performance indicators	2005	2004	Δ%
4.58	5.18	(12)	Schwechat refining margin ex Rotterdam (OMV yield) in USD/bbl	4.15	4.05	2
6.70	–	–	OMV Refining margin west in USD/bbl	6.36	–	–
4.60	4.81	(4)	Total refining input in mn t	17.98	18.06	0
98	99	(1)	Utilization rate refineries in %	95	94	1
4.27	4.27	0	Total refining output in mn t	16.43	16.25	1
0.38	0.41	(6)	thereof petrochemicals in mn t	1.46	1.65	(12)
3.31	3.14	5	Marketing sales volumes in mn t	12.65	11.68	8
1,816	1,773	2	Marketing retail stations	1,816	1,773	2
1,383	1,374	1	thereof: Cluster 1	1,383	1,374	1
571	*580*	–	*Austria*	*571*	*580*	–
147	*145*	–	*Czech Republic*	*147*	*145*	–
403	*383*	–	*Germany*	*403*	*383*	–
164	*168*	–	*Hungary*	*164*	*168*	–
98	*98*	–	*Slovak Republic*	*98*	*98*	–
176	157	12	thereof: Cluster 2	176	157	12
73	*69*	–	*Bulgaria*	*73*	*69*	–
72	*68*	–	*Romania*	*72*	*68*	–
31	*20*	–	*Serbia-Montenegro*	*31*	*20*	–
257	242	6	thereof: Cluster 3	257	242	6
15	*12*	–	*Bosnia and Herzegovina*	*15*	*12*	–
40	*36*	–	*Croatia*	*40*	*36*	–
100	*91*	–	*Italy*	*100*	*91*	–
102	*103*	–	*Slovenia*	*102*	*103*	–

Fourth Quarter 2005 (Q4/05)

The Q4/04 sales and EBIT figures have been prepared according to IFRS, thereby resulting in an EBIT of EUR 225.04 mn compared with the previously reported EUR 127.42 mn, according to Austrian GAAP mainly due to the different accounting treatment of hedging, inventory valuation and personnel provisions.

R&M **segment sales** increased by 43% mainly due to higher product prices, as well as higher sales volumes in Marketing.

EBIT decreased by 71%, mainly reflecting a weaker bulk refining result due to lower refining margins and a reduced light-heavy crude spread. The new OMV refining margin west was USD 6.70/bbl. The spread between light and heavy crude (USD 2.80/bbl vs. USD 5.03/bbl in Q4/04) was considerably below the exceptional high levels of Q4/04. In Q4/05 no refinery production was hedged (Q4/04: hedging income of EUR 10 mn). The Marketing result was negative due to impairment tests in Cluster 1 which led to an extraordinary depreciation of EUR 45 mn for retail stations. In addition the Marketing business improved due to increased commercial margins and volumes plus stronger contributions from the non-oil-businesses across our markets. Margins in the retail sector were under pressure. Within special items, EUR 6 mn related to provisions for the restructuring of the Bayernoil refinery network, where the activities will be concentrated in 2 of the 3 existing refineries; the remainder relates to personnel restructuring and other personnel related positions. **Clean EBIT in Q4/05** was down by 50% and excludes the above mentioned special items of EUR 58.45 mn.

Compared to Q3/05, EBIT was down sharply by 70% (Q3/05: EUR 212.36 mn) reflecting negative

inventory effects in Germany, a lower refining margin west (Q3/05: USD 7.13/bbl), the light/heavy spread being about USD 1.4/bbl below Q3 levels, plus the impact of higher special items and lower sales volumes in the marketing business. Higher results in petrochemicals due to strongly improved margins and volumes (Q3 volumes down due to the cracker expansion in Schwechat), and a higher utilization rate were positive contributors in Q4.

Petrochemicals sales volumes decreased by 6% compared to Q4/04. This reflected an 8 week steam-cracker turnaround in Schwechat which finished in September; since that time production has been stepped up gradually and should reach full production in Q2/06. During this stop, the cracker unit was upgraded to increase the ethylene and propylene capacity from 650,000 t to 900,000 t. Simultaneously, Borealis, one of the world's leading plastics manufacturers, increased capacity in its adjacent plant to approximately 1 mn t per year. Margins increased by 3% and the EBIT contribution of basic petrochemicals was 19% higher in Q4/05 than the year before.

OMV's **refining input** decreased by 4% due to lower utilization in Burghausen where a power outage on December 16 caused an unplanned stoppage. Subsequent damages to the refinery reduced the crude oil throughput for several days. Overall **capacity utilization** decreased to 98%.

Total **refining output** was stable as Schwechat and Bayernoil compensated for lower volumes from Burghausen.

The Company's **Marketing** volumes grew by 5%, driven by higher commercial volumes and retail volumes.

As of December 31, 2005, OMV's **retail network excluding Petrom** totaled 1,816 stations in operation. In Q4/05 OMV added 28 stations to the portfolio and 6 outlets were closed. Including 635 stations from Petrom, the total number of outlets reached 2,451. The quality of our retail network was improved further as the number of retail stations with VIVA convenience stores increased to 813 (Q4/04: 746) and the number of Vienna Cafes reached 173 (Q4/04: 164).

An operational highlight in Q4/05 was the signing of an agreement to acquire 70 high-quality Aral service stations in the Czech Republic. This moved OMV to No. 1 in the Czech filling station market. The deal was closed on January 4, 2006.

On October 11, OMV sold its wholly owned subsidiary Polyfelt GmbH to the Dutch multinational Royal Ten Cate. The sales proceeds including transferred net debt amount to EUR 70 mn. Closing was effective on December 15, 2005.

On October 13, OMV and IPIC completed the acquisition of Statoil's 50%-share in Borealis. OMV now holds 35% and IPIC the remaining 65% of Borealis. The purchase price was EUR 920 mn, of which OMV's share was EUR 184 mn.

On January 17, 2006 OMV transferred its business in Romania, Bulgaria, and Serbia and Montenegro to its subsidiary Petrom. Petrom received 178 OMV filling stations as well as the corresponding wholesale business. The transaction value of EUR 234 mn is subject to customary adjustments for debt and working capital.

On March 13, OMV agreed with the Turkish company Doğan Holding on the acquisition of a 34% stake in Petrol Ofisi, Turkey's leading company in the retail and commercial business. The price of the transaction amounts to USD 1,054 mn, financed through cash flow and partially through existing credit facilities. After the sale, Doğan Holding holds 52.7% of Petrol Ofisi. Doğan Holding and OMV would jointly control the company's business activities, both companies operating as equal partners. The administrative Board of Petrol Ofisi will have 8 directors, four of which would be appointed by OMV and four by Doğan Holding. 13.3% of the shares will be traded as free float on the Istanbul Stock Exchange. The agreement is subject to the approval of the relevant authorities, which is expected in the second quarter of 2006. Turkey represents an important market for OMV because of its activities in retail and commercial business, but also because of Turkey's position as a strategically important bridgehead to the regions of the Caspian Sea, which are rich in natural resources.

January–December 2005

The 2004 sales and EBIT figures have been adjusted according to IFRS thereby resulting in an EBIT of EUR 480.82 mn compared with the previously reported EUR 442.10 mn according to Austrian GAAP mainly due to the different accounting treatment of hedging, inventory valuation and personnel provisions.

R&M **segment sales** increased by 43% mainly due to higher product prices and higher sales volumes in Refining and in Marketing.

EBIT increased by 29%, reflecting a stronger bulk refining result, higher Marketing contributions and an improved petrochemicals result. Strong refining margins in Germany, due to middle-distillates, resulted in a substantial higher EBIT contribution from refining. The new OMV refining margin west was USD 6.36/bbl. The spread between light and heavy crude (USD 3.65/bbl vs. USD 3.77/bbl in 2004) was moderately lower. In 2004 14% of refinery production had been hedged for the period Q1/05 to Q3/05. Due to the favorable market environment, EUR 59.74 mn hedging expenses for refining margins were accounted for in 9m/05. Currently there are no strategic hedges on refinery production. Despite high oil and product prices the Marketing businesses profited from higher margins and volumes in the retail and commercial business as well as higher contributions from the non-oil-business. **Clean EBIT**, which mainly reflects adjustments for impairment tests for retail stations, personnel restructuring and other personnel related costs, increased by 35%.

Petrochemicals sales volumes decreased by 12% due to the steam-cracker turnaround in Schwechat in Q3/05, whereas higher prices increased margins by 9%. Therefore, the EBIT contribution of basic petrochemicals increased by 15%.

OMV's total **refining input** was stable as lower volumes in Q3/05 due to the petrochemical turnaround in Schwechat were offset by a refinery-stop in Schwechat in Q2/04. Overall **capacity utilization** increased to 95% as crude input increased.

Total **refining output** increased by 1%, mainly because of higher volumes from Schwechat.

The Company's **Marketing** sales volumes have grown by 8%, driven by higher commercial volumes and retail volumes across our markets.

According to preliminary figures, the average total **market share** held by the OMV Group in Marketing (retail and commercial businesses) in Central Europe increased to approximately 15% (2004: 14%). Including the Marketing activities of Petrom the market share was 18%.

Gas

Q4/05	Q4/04	Δ%	in EUR mn	2005	2004	Δ%
245.42	195.58	25	Segment sales	803.46	736.31	9
21.99	23.62	(7)	EBIT	68.24	76.38	(11)
3.70	(0.25)	n.a.	Special items [1]	1.43	(0.52)	n.a.
18.30	23.87	(23)	Clean EBIT [1]	66.81	76.90	(13)

[1] Charges are added to and income is deducted from EBIT

Q4/05	Q4/04	Δ%	Key performance indicators	2005	2004	Δ%
2.90	2.44	19	Combined gas sales volumes in bcm	8.91	8.40	6
1.59	1.84	(14)	Contracted gas storage volume for third parties in bcm	1.45	1.75	(17)
1,537	1,495	3	Total gas transportation capacity sold in mn m^3/h*km	1,532	1,491	3

Fourth Quarter 2005 (Q4/05)

The Q4/04 sales and EBIT figures have been prepared according to IFRS leading to an EBIT of EUR 23.62 mn compared with the previously reported EUR 18.15 mn, according to Austrian GAAP, with the changes mainly affecting the transport business.

Segment sales exceeded both, last quarter's level by 36% as well those of Q4/04 (by 25%), mainly due to high price levels.

Quarterly EBIT in Q4/05 was the highest in 2005, but was still 7% below Q4/04. This improvement mainly derives from the gradually recovering storage business but also the transport business. The **supply business** benefited from higher price levels and from higher volumes. The **transport business** profited from better cost positions due to the release of personnel related provisions. The **storage business** began to recover as new short- and mid-term contracts were agreed.

Special gains at EUR 3.70 mn reflected the release of personnel related provisions were realized in Q4/05, thus reducing **clean EBIT**, by 23% below Q4/04.

Compared to Q3/05, the EBIT in Q4/05 increased by 44% (Q3/05: EUR 15.28 mn), mainly due to the improved storage business performance and also as a result of higher EBIT from the transport business due to one-off personnel income.

Total gas **transportation capacity sold** increased by 3%, due to the expansion of the TAG pipeline capacity.

On January 16, 2006 OMV further announced the step-by-step expansion of the TAG pipeline by 2008 via installation of two new compressor stations close to Weitendorf in Styria and Eggendorf in Lower Austria. The first station will increase capacity by 3.2 bcm. The station in Eggersdorf will increase capacity by an additional 3.3 bcm from 2009 onwards. Some of the long-term **storage contracts** were terminated in 2005 due to the increasing cost pressures on local gas distributors after the liberalization of the gas market and the general trend to enter into short-term or spot contracts. However, these contracts have been partially replaced by new short and medium term contracts. Hence the gap between the contracted storage volumes of natural gas held for OMV customers between Q4/04 and Q4/05 was restricted to 14%. Compared to Q3/05, storage volumes actually increased by 16%.

January–December 2005

The 2004 sales and EBIT figures have been prepared according to IFRS leading to an EBIT of EUR 76.38 mn compared with the previously reported EUR 75.46 mn, according to Austrian GAAP, with the change mainly affecting the transport business.

Segment sales increased by 9%, mainly attributable to the high price environment.

EBIT decreased by 11% compared to 2004. The decrease results from lower contributions from the storage businesses, losses caused by the new transportation fee for the regulated business and higher costs. Special revenues amounted to EUR 1.43 mn, thus **clean EBIT** was 13% below last year.

Higher volumes and gas prices above last year's level had a positive impact on the **supply business**.

The total gas **transportation capacity sold** increased by 3%, mainly due to the expansion of the TAG pipeline capacity. In the second half of 2004 the regulated transportation fee was reduced, which adversely impacted the subsequent results.

Contracted storage volumes of natural gas held for OMV customers declined by 17% as some storage contracts were terminated.

Chemicals

On August 4, 2005, OMV closed the sale of 50% of its Chemical business. International Petroleum Investment Company (IPIC) of Abu Dhabi, one of OMV's core shareholders, acquired a 50% stake in AMI Agrolinz Melamine International GmbH. The proceeds were EUR 95.7 mn. Furthermore, debt in the amount of EUR 272 mn has also been deconsolidated. From Q3/05 onwards, the Chemicals business is deconsolidated and results are shown under net income from associated companies.

In the course of this transaction OMV included sales and EBIT of the Chemicals segment only until July 2005. The contribution for Q4/05 shown under net income from associated companies was EUR 1.15 mn (2005: EUR 1.71 mn).

Petrom

Q4/05	Q4/04	Δ%	in EUR mn	2005	2004	Δ%
817.59	–	–	Segment sales	3,010.22	–	–
58.49	–	–	EBIT	582.96	–	–
(107.82)	–	–	Special items [1]	(222.52)	–	–
166.31	–	–	Clean EBIT [1]	805.48	–	–

[1] Charges are added and income is deducted from EBIT.

Q4/05	Q4/04	Δ%	Key performance indicators	2005	2004	Δ%
20.20	–	–	Total hydrocarbon production in mn boe	79.07	–	–
220,000	–	–	Total hydrocarbon production in boe/d	217,000	–	–
10.04	–	–	Crude oil and NGL production in mn bbl	38.62	–	–
1.55	–	–	Natural gas production in bcm	6.18	–	–
54.07	38.82	39	Average Urals price in USD/bbl	50.87	34.50	47
55.56	–	–	Average realized crude price in USD/bbl	49.43	–	–
104.74	–	–	Regulated domestic gas price for producer in USD/1,000 m³	–	–	–
14.48	–	–	OPEX in USD/boe	13.10	–	–
4.52	–	–	OMV refining margin east	5.29	–	–
1.50	–	–	Total processed crude in mn t	6.40	–	–
75	–	–	Utilization rate refineries in %	80	–	–
1.29	–	–	Refining sales volume in mn t	5.60	–	–
0.13	–	–	thereof petrochemicals in mn t	0.55	–	–
1.16	–	–	Sales volumes Marketing in mn t	5.07	–	–
635	–	–	Marketing retail stations	635	–	–

Fourth Quarter 2005 (Q4/05)

EBIT in Q4/05 amounted to EUR 58.49 mn. Compared to Q3/05, earnings reflected lower realized oil prices and crude sales volumes, as well as lower volumes in the downstream business due to the 6 week turnaround in the Petrobrazi refinery. Results were heavily impacted by special items and the lower utilization rate whereby crude production volumes were not realized but put on stock at production costs. Also refining margins were lower by 21% (Q3/05: USD 5.71/bbl). Compared to Q3/05 EBIT decreased by 79% (Q3/05: EUR 285.24 mn). This result includes special items of EUR 108 mn, thereof restructuring charges of EUR 98 mn (Q3/05: EUR 54.70 mn).

Compared to Q3/05, **clean EBIT** dropped by 51%. EUR 288 mn was earned in upstream, while Refining and Marketing accrued a loss of EUR 123 mn. This Q4 EBIT profit split reflects a review of the allocation of inventories between upstream and downstream activities. Therefore EUR 45 mn were added to the E&P EBIT and R&M profits were reduced by the same amount.

Total production of oil, NGL and gas increased by 3% (Q3/05: 213,000 boe/d) due to the inclusion of the full year crude production from Kazakhstan in Q4/05 as previously the reliability of data had not been considered sufficient.

Production costs excluding royalties (OPEX) increased by 12% compared to Q3/05 (USD 12.90/boe) mainly due to increased work over and winter preparation activities.

E&P's **average realized crude prices** decreased by 2% compared to Q3/05 (USD 56.92/bbl).

As of Q4/05 we have adopted the regulated **domestic gas prices for producers** as the new indicator for the Romanian gas price, rather than the average realized gas price reported previously. The former price increased by 3% compared to Q3/05 (USD 101.47/1,000 m³). The domestic gas price is the purchasing price of domestic gas for service providers who carry out regulated activity and also acts as a benchmark for the eligible market. In addition Petrom realized higher prices for "new natural gas" and storage services.

Total processed crude decreased by 15% compared to Q3/05 due to the scheduled refinery stop at Petrobrazi, which ultimately lasted 6 weeks instead of 4. Therefore, overall **capacity utilization** decreased to 75%.

Total **sales volumes in Refining** decreased by 22% compared to Q3/05 (1.65 mn t) because of the refinery stop at Petrobrazi.

The Company's sales volumes in **Marketing** have dropped by 23% compared to Q3/05 (1.51 mn t), due to the above mentioned stop which resulted in much lower export sales while retail sales further increased. Ahead of the turnaround sales volumes were much higher in Q3/05, as storage tanks had to be emptied to provide room for crude to be put on stock during the shutdown of the refinery.

As of December 31, Petrom's **retail network** totaled 635 stations in operation, including 82 stations in Moldova and Hungary.

On October 12-13, OMV's Capital Markets Day was held in Bucharest also covering strategy and targets for Petrom until 2010. All the information is available at www.omv.com > Investor Relations > Investor News > Capital Markets Day 2005.

In November the Board of Petrom approved a restructuring of balance sheet equity. The loss carry forward will be netted to the maximum extent possible against the revaluation reserve and the share premium account. Due to this balance sheet restructuring Petrom is now in a position to recommence the payment of dividends. The Board will propose at the Shareholder's Meeting of Petrom the payment of a dividend amounting to EUR 200 mn. Thereof 51% are attributable to OMV.

In December, Petrom won exploration licenses for three new blocks in Romania. The area of 15,000 km² will be investigated with modern exploration technologies over the next three years.

Furthermore, Petrom signed a sales agreement for its 6 off-shore mobile drilling units and on-shore facilities in-line with the strategy of selling non-core assets. The total consideration payable for these assets amounts to USD 100 mn.

On January 17, 2006 OMV transferred its Marketing business in Romania, Bulgaria, and Serbia and Montenegro to Petrom, comprising 178 OMV filling stations and the corresponding commercial business.

January–December 2005

EBIT in 2005 amounted to EUR 582.96 mn. This result includes EUR 222.52 mn special items (mainly restructuring charges) leading to a **clean EBIT** of EUR 805.48 mn. Thereof some EUR 891 mn were earned in the upstream while a loss of EUR 86 mn was attributable to Refining and Marketing.

The restructuring charges refer to modernization and organizational programs, of which many have already been implemented or initiated in 2005. The most significant are: centralizing organization and accounting structures, closing down of uneconomic filling stations and storage farms, launching of a franchise system for filling stations, personnel restructuring program, new agreement for major services with Petromservice, acquisition of Rafiserv.

Total production of oil, NGL (natural gas liquids) and gas was 217,000 boe/d including about 3,000 bbl/d from Kazakhstan.

E&P's **average realized crude prices** amounted to USD 49.43/bbl. The **regulated domestic gas price** for producers increased each quarter to USD 104.74/1,000 m³ in Q4/05, about 40% higher than in Q4/04.

Total proved oil and gas reserves as of December 31, 2005 amounted to 991 mn boe. Due to the change in the gas conversion factor from 6,000 scf/boe to 5,400 scf/boe, reserves increased by 45 mn boe. De Golyer & McNaughton was selected to review oil and gas reserves. This exercise is an ongoing process and should be finalized in the second half of 2006.

Total processed crude was 6.40 mn t. Therefore overall **capacity utilization** reached 80%.

Total **sales volumes in Refining** amounted to 5.60 mn t. The Company's sales volumes in **Marketing** reached 5.07 mn t.

Group statements: Adaptation of International Financial Reporting Standards

Starting with Q1/05, the primary reporting standard for the OMV Group is now IFRS. All prior periods have been restated according to IFRS to enable comparison. Reporting according to Austrian GAAP (ACC) with reconciliation to US GAAP has ceased and was presented for the last time for OMV's full year results 2004. Figures for full year results 2004 and 2005 have been audited, figures for quarterly results are unaudited.

Reconciliation of ACC to IFRS Q4/04 and 2004

Q4/04	in EUR mn	2004
184	**ACC Group EBIT**	**926**
1	FX differences	5
37	Personnel	27
18	Abandonment provisions	13
3	Life of field (E&P)	7
3	TAG (Gas)	(1)
86	Derivative instruments – hedging	(16)
(12)	Strategic inventories – provision (R&M)	(16)
(15)	Valuation of inventory (R&M)	19
25	Other	12
330	**IFRS EBIT Group**	**975**

Income Statement

Q4/05	Q4/04	Consolidated statement of income in EUR 1,000	2005	2004
5,708,346	**3,787,779**	**Sales including petroleum excise tax**	**19,849,438**	**13,318,543**
(1,146,951)	(939,975)	Petroleum excise tax	(4,269,742)	(3,489,751)
4,561,395	**2,847,804**	**Sales revenues**	**15,579,696**	**9,828,792**
(26,707)	(54,788)	Direct selling expenses	(200,921)	(160,388)
(3,667,748)	(2,190,880)	Production costs of sales	(11,940,750)	(8,005,614)
866,940	**602,136**	**Gross profit**	**3,438,025**	**1,662,790**
21,807	107,010	Other operating income	456,687	244,066
(325,304)	(177,634)	Selling expenses	(910,075)	(481,788)
(67,787)	(25,061)	Administrative expenses	(303,322)	(183,956)
(74,236)	(13,861)	Exploration expenses	(132,212)	(68,005)
(2,547)	(4,793)	Research and development expenses	(12,193)	(18,694)
(86,916)	(157,729)	Other operating expenses	(578,543)	(179,445)
331,957	**330,068**	**Earnings before interest and tax**	**1,958,367**	**974,968**
32,483	26,432	Income from associated companies	101,736	76,868
2,226	3,913	Income from other investments	11,974	8,430
(13,805)	16,668	Net interest (expenses)/income	(124,043)	(40,935)
4,128	(4,769)	Other financial (expenses)/income	(338)	(4,744)
25,032	**42,244**	**Net finance result**	**(10,671)**	**39,619**
356,989	**372,312**	**Profit from ordinary activities**	**1,947,696**	**1,014,587**
(103,997)	(100,171)	Taxes on income	(487,814)	(324,175)
252,992	**272,141**	**Profit from ordinary activities post tax**	**1,459,882**	**690,412**
9,172	–	Results from discontinued operations net of tax	35,990	–
262,164	**272,141**	**Net income for the year/period**	**1,495,872**	**690,412**
236,741	**270,897**	**Net income attributable to OMV shareholders**	**1,256,127**	**688,506**
25,423	1,244	Net income attributable to minority interests	239,745	1,906
0.79	**1.00**	**Basic earnings per share (EUR)**	**4.21**	**2.55**
–	–	**Dividend per share (EUR)** [1]	**0.90**	**0.44**

[1] proposal to the Annual General Meeting for 2005

Q4/05	Q4/04	Δ%	in EUR mn	2005	2004	Δ%
34.71	**30.35**	**14**	**Net income from investments**	**113.71**	**85.30**	**33**
17.10	18.21	(6)	thereof Borealis	61.70	50.00	23
1.15	–	n.a.	thereof AMI Agrolinz Melamine	1.71	–	n.a.
8.97	3.91	129	thereof EconGas	22.93	16.68	37
3.31	3.30	0	thereof Oberösterreichische Ferngas	9.78	7.56	29

Fourth Quarter 2005 (Q4/05)

Consolidated sales excluding petroleum excise tax for Q4/05 increased by 60% compared to Q4/04 and also topped the high level of Q3/05 by 14%. Petrom contributed about 45% to this increase and also high crude prices had a positive effect. R&M represented 74% of total consolidated sales, Gas accounted for more than 5% and E&P for approximately 2% (sales in E&P being in large part inter-company sales rather than third party sales) and Petrom represented 17% of total consolidated sales. After the sale of 50% of the Chemicals business, it is no longer included in the sales figures.

In Q4/05, **Group EBIT** was at the same level as in Q4/04. Higher E&P results as well as the consolidation of Petrom (Petrom was not included in 2004) compensated the lower contribution from R&M. After eliminating net special charges, **clean EBIT** increased by 25%. **Net special charges** refer predominantly to EUR 98 mn costs for the Petrom restructuring program as well as to extraordinary write offs in R&M and E&P totaling EUR 69 mn. EUR 27 mn special charges were booked for provisions for the hypothetical withdrawal premium for exit from the mutual oil and gas insurance companies. This exceptional accrual arose following the substantial losses incurred in the mutuals as a consequence of the Gulf of Mexico hurricanes.

Financial items comprise the net position of interest charges and interest income, income/losses from equity investments and other financial income/losses. In summary, total financial items for Q4/05 represented an income of EUR 25 mn (Q4/04: EUR 42 mn). The EUR 17 mn downturn was due to higher net interest expenses which could not be compensated by the slight increase in net income from investments (up by EUR 6 mn) and increased other financial income (up by EUR 9 mn).

Despite the fact that **net interest charges** have been reduced quarter by quarter during 2005, Q4/05 still exceeded last year's level mainly due to the impact of FX losses and the interest effects of abandonment provisions. The interest components of pension obligations, included in interest expense, amounted to EUR 7 mn.

Net income from investment increased by 14% compared Q4/04 (see table above) and compared to Q3/05 it more than doubled. One of the most important equity income sources is the participation in **Borealis**. As of October 4, after the acquisition of a further 10% stake in Borealis, OMV now holds 35%. For Q4/05 this amounted to a profit of EUR 17 mn. Other **financial result** was at EUR 4 mn (Q4/04: expenses of EUR 5 mn).

Income from ordinary activities was 4% below Q4/04. Nevertheless **taxes on income** for the Group increased by 4%. Current taxes on income were EUR 183 mn, above last year's level of EUR 56 mn. Income from deferred taxes of EUR 79 mn was recognized in Q4/05 (Q4/04: deferred tax at EUR 44 mn). The effective **corporate income tax rate,** based on pre-tax profits, increased to 29% (Q4/04: 27%; Q3/05: 24%). This is mainly due to the effect that we have not fully used the geological quota in Romania in 2005, in order to enable dividend payments. Also liftings in Tunisia and Libya, countries with high taxation led to a higher tax rate in Q4/05.

Net income was 4% lower than in Q4/04. EUR 25 mn are attributable to minority interests (mainly to the 49% shareholder of Petrom) thus leading to a net income after minorities of EUR 237 mn, a decrease of 13% compared to Q4/04. **Clean net income after minorities** excluding net income from discontinued operations reached EUR 335 mn, being thereby at the same level as in Q4/04 (EUR 336 mn). Clean EPS after minorities decreased by 10% due to the capital increase in December 2004 to EUR 1.12 from EUR 1.24 in Q4/04.

January - December 2005

Consolidated **sales revenues** excluding petroleum excise tax progressed by 59% to EUR 15,580 mn. This improvement was mainly due to the consolidation of Petrom and the sharp rise in petroleum product prices. R&M remained the largest contributor to consolidated sales revenues, generating EUR 11,475 mn or 74% of the total. The E&P segment recorded a 39% increase in sales revenues due to higher oil and gas prices. After the elimination of intragroup sales (crude oil and some gas) of EUR 974 mn, E&P's share of consolidated sales revenues was EUR 396 mn or about 3% of the total . Gas revenues were up by 9% to EUR 803 mn. This modest improvement arose largely from increased prices which more than offset lower storage sales. After elimination of intragroup sales to refineries, the revenue contribution of the Gas segment was EUR 796 mn or 5%. Due to the deconsolidation of the AMI Group in Q3/05, consolidated Chemicals sales revenues dropped to EUR 203 mn.

Group EBIT was up by 101% to EUR 1,958 mn. This improvement is primarily attributable to the consolidation of Petrom, but also reflects steadily rising crude oil prices and high refining margins. In total **net special charges** amounting to EUR 347 mn have been booked. A significant share (EUR 212 mn) is related to the Petrom restructuring program. Further EUR 69 mn have been booked for extraordinary write offs and EUR 27 mn for insurance provisions for the hypothetical withdrawal premium for exit from the mutual insurance company as a consequence of the hurricanes at the US coasts and EUR 25 mn have been recognized for personnel related special charges. Thus **Clean EBIT** increased by 129%.

Net finance charges were negative by EUR 11 mn. The EUR 50 mn deterioration was chiefly attributable to the increased interest component accrued on the provision for decommissioning and restoration obligation at EUR 61 mn in Petrom and interest on a bond issued by Petrom (EUR 14 mn). **Income from associated companies and other investments** made a significantly higher contribution to profits, at EUR 114 mn (+33%). The earnings contribution of the Borealis Group, at EUR 62 mn was by 23% above 2004. OMV's share in EconGas, totaled EUR 23 mn, exceeding 2004 by 37%. Dividend payments from MOL, where OMV holds a 10% stake, led to an income of EUR 7 mn in 2005.

Net **interest expenses** rose by EUR 83 mn to EUR 124 mn, due to the recognition of increased accrued interest on the decommissioning and restoration obligation. The interest components of pension obligation, disclosed under interest expenses, amounted to EUR 50 mn, and those of decommissioning and restoration obligation to EUR 74 mn on a Group level. Other **financial expenses** improved by EUR 4 mn compared to 2004.

In 2005 **income from ordinary activities** improved by 92%, while **taxes on income** for the Group only rose by 50%. In 2005 deferred tax expense of EUR 27 mn (2004: EUR 52 mn) was recognized. The Group's **effective tax rate** based on pre-tax profits declined by 7 percentage points to 25%. This sharp fall is partly attributable to the reduction in the corporate income tax rate in Austria from 34% to 25% which took effect on January 1, 2005. The consolidation of Petrom has also had a favorable impact on the Group effective tax rate due to the fact that Romania cut its corporate income tax rate from 25% to 16% at the start of 2005.

Net income more than doubled (an increase of 117%). EUR 240 mn are attributable to minority interests thereby leading to a net income after minorities of EUR 1,256 mn, an increase of 82%. **Clean net income after minorities** excluding net income from discontinued operations showed an increase of 96% to EUR 1,391 mn. Clean EPS after minorities was EUR 4.66, 77% higher than last year.

Balance Sheet, Capital Expenditure and Gearing

Consolidated balance sheet in EUR 1,000	Dec 31, 2005	Dec 31, 2004
Assets		
Non-current assets		
Intangible assets	143,582	190,241
Property, plant and equipment	6,838,115	6,620,033
Investments in associated companies	881,703	603,638
Other financial assets	1,586,964	965,384
Fixed assets	**9,450,364**	**8,379,296**
Receivables and other assets	**351,220**	**383,066**
	9,801,584	**8,762,362**
Deferred taxes	**24,671**	**44,391**
Current assets		
Inventories	1,603,324	1,259,052
Trade receivables	1,753,085	1,478,378
Other receivables and assets	234,887	224,365
Securities and investments	1,337	1,021
Cash in hand and at bank	1,951,262	1,466,532
Non current assets held for sale	81,188	–
	5,625,083	**4,429,348**
	15,451,338	**13,236,101**
Equity and liabilities		
Equity		
Capital stock	300,001	218,100
Reserves	5,591,591	4,049,836
Stockholders' equity	**5,891,592**	**4,267,936**
Minority interests	1,801,928	1,493,854
	7,693,520	**5,761,790**
Non-current liabilities		
Pensions and similar obligations	1,010,797	1,067,826
Bonds	1,039,480	1,135,245
Interest-bearing debts	209,714	571,488
Decommissioning and restoration obligations	1,357,539	1,268,462
Provisions	288,076	205,711
Other liabilities	71,766	88,808
	3,977,372	**4,337,540**
Deferred taxes	**220,317**	**319,031**
Current liabilities		
Trade payables	1,471,610	1,192,044
Bonds	136,148	-
Interest-bearing debts	441,214	453,271
Tax provisions	285,186	114,396
Other provisions	407,460	233,915
Other liabilities	786,628	824,114
Liabilities associated with assets held for sale	31,883	-
	3,560,129	**2,817,740**
	15,451,338	**13,236,101**

Total assets grew by 17% to EUR 15,451 mn compared to December 31, 2004. From the increase a 47% share is attributable to non-current assets and 54% to current assets. The decrease in deferred taxes represented a 1% share in the change of total assets. The increase of EUR 1,039 mn in **non-current assets** chiefly related to financial assets. **Current assets** increased by EUR 1,196 mn, partially as a result of high crude and product prices.

Fixed assets rose by EUR 1,071 mn to EUR 9,450 mn. **Additions** to fixed assets amounted to EUR 2,541 mn. Additions to fixed tangible and intangible assets were EUR 1,296 mn, exceeding depreciation and disposals by EUR 363 mn. Total financial assets expanded by EUR 900 mn, most of the gain being accounted for by investment of cash in funds of funds and by marking financial assets to market. Investments in associated companies increased, primarily reflecting the 10% increase in interest in Borealis to 35%, and higher profit shares from Group companies accounted for by the equity method. Also foreign currency translation supported the total increase of financial assets.

Capital expenditure of EUR 1,439 mn was below last year's level (2004: EUR 2,297 mn) as the acquisition of Petrom was included in 2004. **E&P** invested EUR 314 mn (2004: EUR 183 mn), mainly for developing fields in Austria, Libya, New Zealand, Tunisia and the UK. Capital expenditure in **R&M**, amounting to EUR 663 mn (2004: EUR 462 mn) mainly comprised EUR 466 mn devoted to refineries, quality enhancement projects, and the increase of the investment in Borealis from 25% to 35%. As in 2004, R&M also invested in acquiring filling stations and in expanding and modernizing existing retail networks (EUR 191 mn). The main focus of investments in the **Gas** segment (EUR 30 mn) was on the West-Austria-Gasleitung (WAG) expansion project. In **Chemicals** capital expenditure of EUR 10 mn (2004: EUR 65 mn) is only reported for the first half of the year, due to deconsolidation of these operations .The major part of the EUR 17 mn invested by **Co&O** went to IT projects. At **Petrom** (EUR 405 mn), E&P investment spending was mainly directed to drilling activities and restructuring, while in the Refining business the emphasis was on modernization and restructuring.

Current assets increased partially due to the increase in cash in hand and at bank, thereof more than a third attributable to Petrom. Also a positive impact of higher oil prices on inventories and receivables was recorded.

During Q2/05, the capital stock was increased by using corporate funds and without issuing new shares in order to facilitate the execution of the stock split. In the second half of 2005 reserves grew further due to revenue reserves and other comprehensive income as well as minority interests were higher thus increasing **equity** by approximately 34% to EUR 7.69 bn (December 31, 2004: EUR 5.76 bn). The Group's equity ratio thereby increased by 6.3 percentage points since December 2004 to 49.8%. In 2005 nor shares were bought and 26,544 shares were sold. Therefore the total number of own shares held by the Company amounted to 1,319,606 as of December 31, 2005. Liabilities slightly increased to EUR 7.54 bn (December 31, 2004: EUR 7.16 bn) mainly due to higher accounts payable from trade and higher provisions for tax and other.

In 2003, OMV issued a EUR 250 mn corporate bond with a maturity of seven years and two US senior notes (private placement) with maturities of ten and twelve years raising USD 320 mn. In December 2004, OMV raised EUR 550 mn in the form of a convertible bond simultaneously by issuing 3 mn new shares. Further Petrom issued a bond amounting to EUR 125 mn due in 2006, which is also included in this position. The bonds represented a total of EUR 1,176 mn in financial liabilities (December 31, 2004: EUR 1,135 mn) at the end of December 2005. Current financial assets (liquid funds) increased to EUR 1,953 mn (December 31, 2004: EUR 1,468 mn).

Due to the strong financial position OMV will consider, depending on market conditions and bond price developments, a repurchase from time to time, through open-market transactions, of its 1.50% convertible bond issue due on December 1, 2008.

In Q2/05 OMV signed a new EUR 850 mn unsecured multi-currency revolving facility agreement with a relationship syndicate of international banks, thereby replacing the former syndicated loan facilities. With this deal OMV achieved favorable interest terms for this 5+1+1 year maturity facility of EURIBOR plus 0.175% flat. Furthermore, this transaction also improves the documentation of the facility (with no financial covenants) and a substantially reduced commitment of 0.05%.

As of December 31, 2005, long and short-term borrowings and bonds stood at EUR 1,827 mn (2004: EUR 2,160 mn) while cash in hand, cheques and cash at bank (including current securities and investments) totaled EUR 1,953 mn (2004: EUR 1,468 mn). Cash and cash equivalents thus exceeded financial liabilities by EUR 126 mn at year end (**net cash**), whereas net debt at the end of

2004 had been EUR 692 mn. Thus, as of December 31, 2005 the **gearing ratio** was (2)% (2004: 12%).

Provisions (excluding deferred taxes) rose by EUR 459 mn to EUR 3,349 mn, the main reasons being increases of EUR 171 mn and EUR 53 mn in provisions for corporate tax and provisions for personnel reduction programs, respectively. Provisions for decommissioning and restoration costs increased by EUR 102 mn mainly due to the unwinding of discount. Deferred taxes fell by EUR 99 mn.

Cash Flows

Q4/05	Q4/04	Summarized statement of cash flows in EUR 1,000	2005	2004
262,164	**272,141**	**Net income for year**	**1,495,872**	**690,412**
225,411	145,362	Depreciation and amortization	793,983	479,968
12,804	(601)	(Write-ups)/write-downs of non-current assets	(2,711)	(608)
(79,258)	42,714	Deferred taxes	17,861	51,143
8,627	(4,375)	Losses/(gains) on the disposal of non-current assets	10,986	(114,451)
(36,060)	6,658	Net change in provisions for pensions and severance payments	39,428	(19,484)
(110,502)	21,926	Net change in other long-term provisions and abandonment provision	(42,657)	14,908
(15,703)	(42,574)	Other adjustments	(65,768)	(80,707)
267,483	**441,251**	**Sources of funds**	**2,246,994**	**1,021,181**
86,010	(2,051)	(Increase)/decrease in inventories	(385,909)	(35,221)
226,260	90,250	(Increase)/decrease in receivables	(374,327)	(258,732)
(385,680)	(252,499)	(Decrease)/increase in liabilities	322,624	251,775
37,450	(73,626)	(Decrease)/increase in short-term provisions	248,719	103,619
70,020	(62,185)	Other changes	49,896	(43,314)
301,543	**141,140**	**Net cash from operating activities**	**2,107,997**	**1,039,308**
		Investments		
(328,824)	(177,993)	Intangible assets and property, plant and equipment	(1,213,859)	(590,699)
(322,918)	(63,821)	Investments, loans and other financial assets	(621,631)	(77,012)
(52,449)	(454,649)	Acquisitions of subsidiaries net of cash acquired	5,587	(460,781)
(10,453)	274	(Increase)/decrease in short-term financial assets	(11,612)	30,864
		Disposals		
66,663	44,089	Proceeds from sale of non-current assets	149,283	209,754
211,110	–	Proceeds from the sale of subsidiaries, net of cash disposed	358,101	–
(436,871)	**(652,100)**	**Net cash used in investing activities**	**(1,334,131)**	**(887,874)**
90,477	696,452	Increase in long-term borrowings	90,477	749,557
(118,991)	(144,997)	Repayments of long-term borrowings	(352,030)	(297,187)
67,724	109,843	(Decrease)/increase in short-term borrowings	29,588	7,915
5,927	(15,109)	Group financing	–	(71)
(367)	–	Dividends paid	(133,965)	(107,827)
(4,560)	678,051	Capital introduced	422	675,781
40,210	**1,324,240**	**Net cash from financing activities**	**(365,508)**	**1,028,168**
(43,562)	(9,318)	Effect of exchange rate changes on cash and cash equivalents	76,372	(8,740)
(138,680)	**803,962**	**Net increase/(decrease) in cash and cash equivalents**	**484,730**	**1,170,862**
2,089,942	662,570	Cash and cash equivalents at beginning of period	1,466,532	295,670
1,951,262	**1,466,532**	**Cash and cash equivalents at end of period**	**1,951,262**	**1,466,532**

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities less dividend payments) in 2005 amounted to an inflow of EUR 774 mn (2004: inflow of EUR 151 mn).

Sources of funds more than doubled compared to last year, mainly resulting from the significant increase in net income by EUR 805 mn also supported by the effect of higher depreciation, and the negative effect on operating cash flow of the sale of Sudan assets in 2004. Net working capital declined by EUR (139) mn thereby reducing the operating cash flow. This was mainly resulting from a significant increase in accounts receivable and inventories due to higher price levels. This was partly mitigated by a rise in liabilities and by increases of short-term provisions, mainly due to increased provisions for income taxes as of December 31, 2005. In 2004, the increase in net working capital of EUR 18 mn resulted predominantly from significantly higher liabilities and also from an increase in short-term provisions which were partly offset by higher accounts receivable and increased inventories. Overall, **net cash provided by operating activities** increased by 103%.

Net cash used in investing activities increased by 50% or EUR 446 mn compared to 2004, strongly driven by investments in Petrom and in the R&M business but also in E&P. Consolidation of the Adria Wien Pipeline Gesellschaft m.b.H. previously accounted for by the equity method added merely EUR 6 mn to cash flow in 2005, whereas acquisitions of subsidiaries net of cash acquired led to cash outflows amounting to EUR 461 mn in 2004 mainly due to Petrom. Proceeds from the sale of Group companies less cash and cash equivalents were EUR 358 mn (2004: nil) e.g. from the disposal of the Australian production facilities in Q2/05 or the sale of the 50% stake in AMI to IPIC in Q3/05 while account was taken of repayments of intragroup loans.

Net cash provided by financing activities showed an outflow reflecting the repayment of long-term borrowings and dividend payments. 2004 the cash flow provided by the financing activities showed in inflow, determined by the convertible bond issued and the capital increased in December 2004. **Cash and cash equivalents** increased in 2005 by EUR 485 mn to EUR 1,951 mn with a significant contribution from Petrom. In 2004 cash increased by EUR 1,171 mn to EUR 1,467 mn.

Personnel

Q4/05	Q4/04	Δ%	in mn EUR	2005	2004	Δ%
49,919	57,480	(13)	**OMV employees**	49,919	57,480	(13)
44,693	51,005	(12)	thereof Petrom	44,693	51,005	(12)

As of the end of December 2005, OMV headcount was reduced by 13% compared to last year, mainly due to a restructuring program in Petrom and the deconsolidation of AMI Agrolinz Melamine International from Q3/05 onwards (about 1,000 employees).

Outlook for 2006

In 2006 management will focus on further driving the integration of Petrom. In 2005, more than 100 experienced OMV employees were assigned to Petrom, initial restructuring projects were launched, and some quick wins were realized. However, modernization will continue at Petrom for some years to come. Substantial investment will enable state-of-the-art technologies to be implemented, new systems to be rolled out, and the organization of the company to be further centralized.

We expect the main market drivers including crude prices, refining margins and the dollar exchange rate to remain highly volatile in 2006.

We see crude prices staying at high overall levels though with considerable short-term fluctuations. As regards the USD exchange rate, we expect a slightly weaker dollar compared to last year. Refinery margins were exceptionally strong in 2005, driven in part by the autumn hurricanes. We expect them to be lower in 2006, and they have already come under pressure since the year end — especially at the start of 2006. However, we anticipate a recovery in the course of the year. The spread between Brent and Urals prices — which has been unusually wide since 2004 — is expected to hold at around 2005 levels.

Petrom's results will no longer be presented as a separate business segment in the accounts from 2006. EBIT will instead be reported within the E&P, R&M and Gas segments.

E&P has achieved its 2008 volume targets already in 2005. The revised strategy for the segment targets oil and gas production of 500,000 boe/d by 2010. The main investment priorities for 2006 will be the development of the Austrian gas field Strasshof and the development of fields in New Zealand, Libya and Yemen. Furthermore, investments will focus on production optimization in Romania. The environment for further acquisitions is very challenging and competitive due to high oil prices. However, we are continuously evaluating opportunities. For 2006, we expect almost unchanged production volumes.

We expect **R&M** to face lower refining margins, and see retail margins remaining tight due to continued high prices. We are looking for increased refining output, despite a scheduled four-week turnaround at the Arpechim plant in Romania, due to the cracker expansion which came on stream at Schwechat in 2005 and improved capacity utilization at Petrom's refineries. The continued strong expansion of the retail network in growth markets, and improved quality at Petrom stations should give a boost to the Marketing segment's sales volumes. However, we do not foresee volume growth being sufficient to compensate for the anticipated fall in refining margins. The focus of investment in 2006 will be on modernizing the Petrom refineries, the start of construction of a thermal cracker at Schwechat to enable more heavy crudes to be processed, and further expansion of the filling station network. A major refinery restructuring concept will be initiated at Bayernoil, with the aim of aligning the company's interconnected complex of refineries with future market demands.

In the **Gas** segment the most strategically important project remains the Nabucco pipeline project, aimed at bringing gas from the Middle East to Central Europe. This project is still at the development phase, during which all the technical, legal, commercial and financial issues are being investigated.

Annual average **investments** of EUR 1.7 bn are planned over the next few years in order to maintain growth momentum and modernize Petrom's operations; around EUR 600 mn per year will be earmarked for Petrom. All investment decisions are based on a value based approach, which is essential if we are to meet our target of a ROACE of 13% over the course of a business cycle, given average market indicators.

In summary despite an environment expected on balance to be somewhat more challenging than last year, we strive to achieve a similar result to the level achieved in 2005.

Stock Watch: January–December 2005


240%
220%
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180%
160%
140%
120%
100%
80%
Q1 05
Q2 05
Q3 05
Q4 05
OMV
FTSE Global Energy
ATX prime
FTSE Eurotop 100

2005 was an exceptionally successful year for OMV shareholders. The price began 2005 on EUR 22.17, hit a high of EUR 52.89 on December 7 and ended the year on EUR 49.50. This represents an increase of 123% – making OMV by far the most successful oil and gas stock last year. The steady rise of our stock price over more than two years (the last time it was quoted at under EUR 10.00 was on June 2, 2003) is explained by OMV's impressive results. However, they also reflect the

consolidation of Petrom, which likewise posted excellent figures. These far exceeded our own expectations, as well as those of analysts and investors alike, and sparked keen interest in OMV's stock.

In **Q4/05** sentiment towards international financial markets was positive, with all major indices rising higher (Nikkei 20%, DAX 7%, FTSE Eurotop 100 4%, FTSE 100 3% and Dow Jones 1%). Due to decreasing oil price and refining margins as well as some profit taking after the strong rally since the beginning of the year, oil and gas stocks underperformed the markets. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) decreased by 6%, while gaining overall 52% in 2005. **OMV's share price** was unchanged in Q4/05, thus again outperforming its peers. In total, the OMV share was up 123% in 2005, outperforming the Austrian Trade Index (ATX), which increased by 6% in Q4/05 respectively 48% in 2005, making it again one of the top-performing indices worldwide.

OMV share turnover volumes on the Vienna Stock Exchange were EUR 4,450 mn in Q4/05, up 32% from Q3/05. Compared to Q4/04 the turnover increased by 161%, reflecting 21% of the total equity market in Vienna. The OTC (over the counter) turnover in Q4/05 for OMV shares was EUR 1,539 mn, or about 26% of OMV's total turnover volume of EUR 5,988 mn. By comparison, the turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 21,305 mn in Q4/05 (Q4/04: EUR 11,542 mn), reflecting the positive environment for the Austrian financial market.

Key Ratios of OMV Stock and Bonds (January–December 2005)

ISIN: AT0000743059	Market capitalization (December 31)	EUR 14,785 mn
Vienna SE: OMV	Stock exchange turnover in Vienna (2005)	EUR 11,494 mn
Reuters: OMV.VI	Last (December 31) [1]	EUR 49.50
Bloomberg: OMV AV	High (December 7) [1]	EUR 52.89
ADR Level I: OMVKY	Low (January 12) [1]	EUR 20.93
	Shares outstanding (as of December 31) [1]	298,681,094
	Shares outstanding (weighted) in 2005 [1]	298.673.355
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	
ISIN: AT0000342647	1.5% OMV Convertible Bond (2004-2008)	

[1] Figures amended after stock split at the ratio of 1:10 on July 11, 2005

Further Information

OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 1 40 440(21600); e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 40 440(21660); e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office — Tel. +43 1 40 440(21660); e-mail: thomas.huemer@omv.com
Homepage: www.omv.com

Investor News in Q4/05:

2006-03-13 OMV Enters Growing Turkish Market: Acquisition of 34% of Petrol Ofisi from Doğan Holding
2006-02-16 New significant oil discovery for OMV in Libya
2006-02-03 OMV strengthens position in New Zealand with two new Petroleum Exploration Permits
2006-01-24 OMV and Doğan discuss strategic cooperation regarding Petrol Ofisi
2006-01-17 OMV Transfers Its Activities in Romania, Bulgaria and Serbia and Montenegro to Petrom
2006-01-09 OMV: Green light for development of block S2 in Yemen
2006-01-04 OMV completes Acquisition of Czech Aral Filling Stations
2005-11-22 OMV continues profitable growth in third quarter of 2005
2005-11-18 OMV in New Zealand: Field Development of Maari Oil Field Approved
2005-11-10 OMV announces further exploration success in Yemen
2005-11-07 OMV Exploration success in Libya: significant oil discovery
2005-10-14 OMV and IPIC complete 100% acquisition of Borealis
2005-10-12 OMV sets new targets for further growth to 2010

2005-10-11 OMV divests Polyfelt to Netherlands-Based Royal Ten Cate
2005-10-06 OMV acquires 70 ARAL filling stations in the Czech Republic
2005-10-03 OMV announces significant oil discovery in Libya

These Investor News can also be found at www.omv.com > Investor Relations > Data Desk > News Releases

Abbreviations:
bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; m^3/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Additional Information According to IFRS

Sales in EUR 1,000

Q4/05	Q4/04	Δ%	in EUR mn	2005	2004	Δ%
433,008	286,038	51	Exploration and Production	1,369,714	982,787	39
3,553,370	2,477,353	43	Refining and Marketing	11,958,100	8,384,522	43
245,422	195,582	25	Gas	803,459	736,313	9
0	107,815	(100)	Chemicals	203,575	393,110	(48)
817,590	–	–	Petrom	3,010,224	–	–
46,465	49,214	(6)	Corporate and Other	200,571	160,932	25
5,095,855	**3,116,002**	**64**	**Segment subtotal**	**17,545,643**	**10,657,664**	**65**
(534,460)	(268,198)	99	less: internal sales	(1,965,947)	(828,872)	137
4,561,395	**2,847,804**	**60**	**OMV Group**	**15,579,696**	**9,828,792**	**59**

EBIT in EUR 1,000

Q4/05	Q4/04	Δ%		2005	2004	Δ%
237,690	106,547	123	Exploration and Production	802,363	468,799	71
64,527	225,039	(71)	Refining and Marketing	619,727	480,823	29
21,993	23,615	(7)	Gas	68,241	76,379	(11)
(1)	5,786	n.a.	Chemicals	5,926	19,525	(70)
58,485	-	n.a.	Petrom	582,958	-	n.a.
(50,737)	(30,919)	64	Corporate and Other	(120,848)	(70,558)	71
331,957	**330,068**	**1**	**Segment subtotal**	**1,958,367**	**974,968**	101
(205,037)	(99,011)	107	Special items [1]	(346,970)	(32,961)	953
			By segment:			
(14,596)	*(47,276)*	*(69)*	*Exploration and Production*	*(24,593)*	*21,245*	*n.a.*
(58,449)	*(20,929)*	*179*	*Refining and Marketing*	*(69,355)*	*(30,925)*	*124*
3,698	*(253)*	*n.a.*	*Gas*	*1,428*	*(523)*	*n.a.*
–	*(2,040)*	*n.a.*	*Chemicals*	–	*(2,524)*	*n.a.*
(107,824)	–	*n.a.*	*Petrom*	*(222,524)*	–	*n.a.*
(27,866)	*(28,520)*	*(2)*	*Corporate and Other*	*(31,926)*	*(20,240)*	*58*
536,994	**429,079**	**25**	**OMV Group clean EBIT** [1]	**2,305,337**	**1,007,929**	129

[1] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in Stockholders' Equity in EUR 1,000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stockholders	Minority interests	Stockholders' equity
January 1, 2005	218,100	1,074,778	2,816,854	172,965	(14,761)	4,267,936	1,493,854	5,761,790
Unrealized gains/(losses):								
Securities:								
Direct equity adjustment before taxes on income				297,295		297,295	1,418	298,713
Income taxes				83,512		83,512	(227)	83,285
Realized gains/(losses) recognized in income statement before taxes on income				117		117	(160)	(43)
Taxes on income				(44)		(44)	26	(18)
Financial instruments:								
Direct equity adjustment before taxes on income				(20,792)		(20,792)	(19,952)	(40,744)
Income taxes				3,301		3,301	3,172	6,473
Exchange differences from translation of foreign operations				160,310		160,310	89,097	249,407
Realized gains/(losses) recognized in income statement				2,532		2,532		2,532
Gains/(losses) recognized directly in equity resulting from a company consolidated at equity				(28,000)		(28,000)		(28,000)
Gains/(losses) recognized directly in equity, net of taxes on income				498,231		498,231	73,373	571,604
Net income for year			1,256,126			1,256,126	239,745	1,495,871
Total gains/(losses) for the year			1,256,126	498,231		1,754,357	313,118	2,067,475
Dividend distribution			(131,414)			(131,414)	(2,551)	(133,965)
Repurchase of own shares								0
Sale of own shares		401			291	692		692
Capital increase	81,901	(81,880)				21		21
Increase/(decrease) in minority interests							(2,493)	(2,493)
December 31, 2005	300,001	993,299	3,941,566	671,196	(14,470)	5,891,592	1,801,928	7,693,520